UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 333-229744

EMERALD HEALTH THERAPEUTICS, INC.
(Translation of registrant's name into English)

210 – 800 West Pender Street

Vancouver, British Columbia V6C 1J8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

[INCORPORATION BY REFERENCE

Exhibits 99.4, 99.15, 99.43, 99.48, 99.64, 99.70, 99.73, 99.65 and 99.79 to this Form 6-K of Emerald Health Therapeutics, Inc. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-229744) of the Company, as amended or supplemented.

EXHIBITS

99.1	Notice of Meeting and Record Date
99.2	May 1, 2019 News Release
99.3	May 1, 2019 News Release
99.4	May 1, 2019 Material Change Report
99.5	May 6, 2019 Notice of Distribution of Common Shares
99.6	May 14, 2019 News Release
99.7	May 15, 2019 News Release
99.8	May 17, 2019 News Release
99.9	May 21, 2019 News Release
99.10	May 21, 2019 News Release
99.11	May 22, 2019 News Release
99.12	Financial Statement Request Form
99.13	Voting Instruction Form
99.14	Notice of Meeting
99.15	Management Information Circular
99.16	Form of Proxy
99.17	May 24, 2019 News Release
99.18	May 27, 2019 News Release
99.19	May 30, 2019 News Release
99.20	May 31, 2019 News Release
99.21	June 3, 2019 News Release
99.22	April 23, 2019 News Release
99.23	May 31, 2019 Notice of Distribution of Common Shares
99.24	June 12, 2019 News Release
99.25	June 13, 2019 News Release
99.26	June 14, 2019 News Release
99.27	June 24, 2019 News Release
99.28	July 2, 2019 News Release
99.29	July 3, 2019 News Release
99.30	July 2, 2019 Notice of Distribution of Common Shares
99.31	July 10, 2019 News Release
99.32	July 11, 2019 News Release
99.33	July 15, 2019 News Release
99.34	July 30, 2019 News Release
99.35	August 6, 2019 News Release
99.36	August 6, 2019 Notice of Distribution of Common Shares
99.37	August 13, 2019 News Release
99.38	August 28, 2019 News Release
99.39	August 28, 2019 News Release
99.40	August 29, 2019 News Release
99.41	September 4, 2019 News Release
99.42	September 6, 2019 Material Change Report
99.43	September 10, 2019 News Release
99.44	September 11, 2019 News Release
99.45	Form of Common Share Purchase Warrant
99.46	Form of Secured Convertible Debenture
99.47	September 16, 2019 Material Change Report
99.48	September 16, 2019 News Release
99.49	September 16, 2019 News Release
99.50	September 27, 2019 Notice of Distribution of Common Shares
99.51	October 4, 2019 News Release
99.52	October 7, 2019 News Release
99.53	October 15, 2019 News Release
99.54	October 16, 2019 News Release
99.55	October 30, 2019 News Release
99.56	October 31, 2019 News Release
99.57	November 7, 2019 News Release
99.58	November 12, 2019 News Release
99.59	November 13, 2019 News Release
99.60	October 15, 2019 News Release
99.61	November 15, 2019 News Release
99.62	November 20, 2019 News Release
99.63	November 25, 2019 Material Change Report
99.64	November 26, 2019 News Release
99.65	November 27, 2019 News Release
99.66	November 27, 2019 News Release
99.67	November 29, 2019 News Release
99.68	December 2, 2019 News Release
99.69	December 4, 2019 Material Change Report
99.70	December 16, 2019 News Release
99.71	December 23, 2019 News Release
99.72	December 24, 2019 Material Change Report
99.73	December 30, 2019 News Release
99.74	January 6, 2020 News Release
99.75	January 6, 2020 Material Change Report
99.76	January 8, 2020 Report of Exempt Distribution
99.77	January 17, 2020 News Release
99.78	January 21, 2020 Material Change Report
99.79	January 27, 2020 News Release
99.80	January 31, 2020 News Release
99.81	September 9, 2019 News Release
99.82	October 22, 2019 News Release
99.83	February 6, 2020 News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Therapeutics, Inc.
(Registrant)

Date: February 12, 2020	By:	/s/ Dr. Avtar Dhillon

	Name:	Dr. Avtar Dhillon
	Title:	Executive Chairman